UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Here Investments Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       February 23, 2021

Physical Address of Issuer:

1000 Brickell Avenue Suite #715 PMB 363 Miami FL 33131

Website of Issuer:

https://www.here.co

Current Number of Employees:

2

	Prior fiscal year-end **(2022)**	**Most recent fiscal year-end** **(2023)**
Total Assets	$ 2,012,188.58	$ 2,057,857.96
Cash & Cash Equivalents	2,294,630.11	1,130,846.99
Accounts Receivable	0	732,700.97
Current Liabilities	602,067.35	15,521.38
Long-term Debt	0	0
Revenues/Sales	1,263,075.38	778,749.42
Cost of Goods Sold	3,574,816.42	2,590,678.04
Taxes Paid	0	0
Net Income/(Net Loss)	$ (2,311,741.04)	$ (1,811,928.63)

FORM C-AR

April 29, 2024

Here Investments Inc.



This Form C-AR (including this cover page and all exhibits attached hereto, including Exhibit A and Exhibit B, the "**Form C-AR**") is being furnished by Here Investments Inc.. ("**Here,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.here.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

<p style="text-align:center">**SIGNATURE**</p>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/ Corey Ashton Walters
_____
(Signature)

Corey Ashton Walters
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Corey Ashton Walters
_____
(Signature)

Corey Ashton Walters
_____
(Name)

Chairman
_____
(Title)

April 29, 2024
_____
(Date)

I, Corey Ashton Walters, certify that the financial statements included in this Form C-AR are true and complete in all material respects.

/s/ Corey Ashton Walters
_____
(Signature)

Corey Ashton Walters
_____
(Name)

Chief Executive Officer
_____
(Title)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2024

Here Investments Inc.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Here Investments Inc. ("**Here**," the "**Company**," "**we**," "**us**," or "**our**"), a Delaware corporation, was formed on February 23, 2021. Here Collection LLC ("**Series**," or "**the Series**") is a Delaware series limited liability company that was formed on June 15, 2021 as a wholly owned subsidiary of Here Investments Inc. Here Collection LLC is an investment vehicle that was formed to enable investors to own fractional ownership of a specific vacation rental property. See "BUSINESS—Description of the Business" below for information regarding the Company's change in business strategy.

The Company, having sold securities through Simple Agreements for Future Equity (SAFE) to investors ("SAFE Investors") both in private placements pursuant to Regulation D and pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

Following the filing of this report, we will be filing a Form C-TR (Termination of Reporting) that reflects, pursuant to Regulation CF, that we are entitled to terminate future reporting requirements as we will have fewer than 300 "holders of record".

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

These risk factors, along with others described in this document, could materially and adversely affect our business, financial condition, results of operations, and prospects. Prospective investors should carefully consider these risks before making an investment decision. We cannot guarantee that any investment in our company will be profitable or that investors will not lose part or all of their investment.

Risks Related to the Company's Business and Industry

Investing in our company involves substantial risk

Shareholders and SAFE Investors should carefully consider the following risk factors, along with all of the information provided in this document, with respect to your investment in our Company. Each of the risk factors described below, among others, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Crowdfunding Investment Involves Risk

A crowdfunding investment involves significant risk, including the risk of losing your entire investment.

Reliance on Third-Party Technology Providers

Our services rely on various third-party technology providers for essential functions such as broker-dealer services, custodian services, and investor verification services. Any interruption to these third-party services could cause operational delays, impacting our product and investor experience, as well as our ability to offer securities to investors.

Early-Stage Company Risks

Our Company is young, and our services are unproven in the larger marketplace. Like many startups, we face challenges such as liquidity constraints, customer traction, retention, and effective pricing strategies. Investing in our Company involves high uncertainty and a broad variety of significant risks.

Valuation Uncertainty

Assessing the valuation of our Company is challenging and may be significantly inaccurate. Unlike publicly listed companies, the valuation of private companies, especially startups like ours, is difficult to assess. Any projections or forward-looking statements regarding our financial or operational performance are hypothetical and based on management's estimates, which may be inaccurate.

Lack of Liquidity and Transfer Restrictions

Our securities are highly illiquid, lacking a secondary market for sale. Furthermore, the securities do not represent equity ownership, confer rights to the Company's assets or profits, or grant voting rights or the ability to direct the Company or its actions.

Highly Competitive Market

We operate in a highly competitive market, facing competition from other real estate investment platforms and institutional asset managers. The size and resources of some of our competitors may allow them to compete more effectively, potentially resulting in price reductions, reduced margins, and loss of market share.

Market and Economic Conditions; Change in Business Strategy

Our business, particularly our vacation rental real estate offerings, has been impacted by macroeconomic factors such as interest rates, consumer discretionary income, and competition in the vacation rental market. As noted under "BUSINESS—Description of the Business", we ceased operations of our fractional investment platform and we are currently in the process of transitioning our operations, with a focus on exploring alternative business models and opportunities for future growth. There can be no assurance that we will be successful in finding or implementing new strategic alternatives. Failure to do so could significantly affect our business operations and revenue projections.

Dependence on Key Personnel

Our future success depends on the efforts of our management team, particularly our CEO. The loss of key personnel could significantly impact our business operations and strategic direction, potentially delaying or preventing the achievement of our business objectives.

Going Concern Considerations

Our consolidated financial statements include a going concern opinion, indicating substantial doubt about our ability to continue as a going concern. We may require additional capital until revenue from operations is sufficient to cover operational costs, and there is no assurance that we will be able to raise capital on acceptable terms.

Regulatory Risks

We are subject to various federal, state, and international regulations governing our business operations. Violation of these regulations could result in administrative, civil, or criminal sanctions, adversely affecting our business performance.

Cybersecurity Threats

We face cybersecurity threats and attacks that could compromise the integrity of our information infrastructure, leading to operational disruptions, breaches of data security, and loss of critical data, potentially harming our business operations and financial condition.

Intellectual Property Risks

We rely on various intellectual property rights to operate our business, and our failure to protect these rights could adversely affect our competitive position and results of operations.

Employment Laws and Regulations

Changes in employment laws and regulations could impact our operating costs and performance, including minimum wage requirements, overtime pay, healthcare reform, and other labor-related expenses.

Risks Related to the Company's SAFE Securities

SAFE Investor Rights

SAFE Investors do not have the same rights as traditional shareholders. SAFEs do not represent equity ownership, confer rights to the Company's assets or profits, or grant voting rights or the ability to direct the Company or its actions. This lack of traditional shareholder rights may limit the ability of SAFE investors to influence Company decisions or participate fully in the governance of the Company. As a result, SAFE Investors may have less visibility into the Company's operations and strategic direction compared to traditional shareholders, potentially impacting their ability to protect their investment or realize positive returns.

Limited Investor Rights

SAFE Investor rights could be limited, diluted, or otherwise qualified, potentially resulting in the loss of all or part of the investment without positive returns.

Shareholder Decision-Making

Shareholders, as holders of a majority-in-interest of voting rights, may make decisions contrary to the SAFE Investors' interests, negatively impacting the value of the SAFE Investors' securities without recourse for the SAFE Investors. For example, shareholders may change the terms of the articles of incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to SAFE Investors but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than SAFE Investors, leaving the SAFE Investors at a disadvantage with respect to any decisions regarding the securities they own.

Shareholder Actions

Shareholders may change corporate governance documents, alter securities terms, modify management, or engage in actions affecting tax treatment or securities registrations, potentially devaluing the SAFE Investors' holdings.

Shareholder Redemption Rights

Shareholders have the right to redeem securities at potentially unfavorable times, negatively impacting the Company's value and potentially damaging the SAFE Investor's interests.

Dilution from Convertible Securities

Conversion of convertible debt, SAFES, or outstanding options/warrants, or the issuance of new awards, may dilute the shareholders' and SAFE Investors' interests, reducing voting and economic rights.

Arbitrary Offering Price

The price at which the Company's securities have been sold was determined arbitrarily by the Company and therefore, may lack relation to the Company's value, assets, earnings, or accepted valuation criteria, potentially mispricing the securities' true value. In the future, including during subsequent corporate actions, we will perform valuations of our stock (including both common stock and preferred stock) that take into account, as applicable, factors such as: unrelated third party valuations; the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities; our results of operations, financial position and capital resources; current business conditions and projections; the marketability or lack thereof of the securities; the hiring of key personnel and the experience of our management; the introduction of new products; the risk inherent in the development and expansion of our products; our stage of development and material risks related to our business; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in consumer spending, including consumer confidence; overall economic indicators. including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

No Public Market

Absence of a public market prior to liquidity events may lead to securities' prices being determined solely by the board of directors, potentially undervaluing the securities.

Minority Ownership Risks

SAFE Investors hold minority positions with limited control over governance and operations, subjecting their interests to dilution and decisions made by management and majority shareholders.

Additional Securities Issuance

Subsequent sales to new investors may dilute existing SAFE Investors' interests, potentially leading to substantial dilution if follow-on investment opportunities are missed.

Issuer Repurchases

Company repurchases may decrease market liquidity, pressure shareholders and SAFE Investors to sell, and decrease percentage interests held by other shareholders and SAFE Investors.

Sale of the Company or Assets

SAFE Investors have limited influence on potential sales, relying on management and the board to maximize value, with no guarantee of returns exceeding initial investments.

Transactions with Related Parties

Potential conflicts of interest may arise from transactions with affiliates or related parties, impacting shareholders' and SAFE Investors' interests without assurance of fair terms.

<center>**BUSINESS**</center>

Description of the Business

<u>Overview</u>

Here Investments Inc. ("**Here**," the "**Company**," "**we**," "**us**," or "**our**"), a Delaware corporation was formed on February 23, 2021. Here Collection LLC ("**Here Collection**") is a Delaware series limited liability company that was formed on June 15, 2021 as a wholly owned subsidiary of Here Investments Inc. Here Collection is an investment vehicle that was formed to enable investors to own fractional ownership of a specific vacation rental property and lower the cost-of-entry and time commitment for real estate investing (each, a "**Series**"). An investment in a Series entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Here PM, a subsidiary of Here, has served as the property manager responsible for managing each Series' underlying assets.   Here has also served as the managing member responsible for the day-to-day management of the Series.

The Company's initial business plan was aimed at capitalizing on the growing demand for fractional vacation rental investment opportunities while differentiating itself from competitors and addressing the unique needs of our diverse customer base. As of December 31, 2023, Here Collection had formed 13 Series, raised approximately $10,225,203 in capital pursuant to Regulation A under the Securities Act and acquired 13 properties for an aggregate purchase price of approximately $10,426,706.

<u>Future Business Plan</u>

Subsequent to the end of the fiscal year covered by this Form C-AR filing, the Company made the decision to reassess its business strategy in response to evolving economic conditions and market dynamics.

On January 3rd, 2024, Here ceased operations of its fractional investment platform, reflecting the Company's commitment to adaptability in the current economic landscape. This decision followed a comprehensive evaluation of the Company's position and market opportunities. Here has listed each Series property for sale, and once sold, we will be returning the net proceeds to the applicable investors in each of such Series. As of the date of this annual report, 10 of the Series properties have been sold. For more information, see Here Collection's filings with the SEC.

Here is currently in the process of transitioning its operations, with a focus on exploring alternative business models and opportunities for future growth. The specifics of this transition, including the direction and timeline, are currently under review by the Company's management team.

The Company remains dedicated to its mission and is actively exploring avenues to continue delivering value to its stakeholders in innovative ways. Further updates regarding the Company's strategic direction will be provided as they become available.

Competition

In the fractional real estate investment market, Here faced competition from various companies offering similar services. The Company believed that its unique value proposition, technology platform, and customer-centric approach differentiated it from its competitors, which included:

Arrived

Arrived operates a platform that allows investors to purchase shares in single-family and vacation rental properties. They offer a diverse portfolio of properties across various markets, catering to investors seeking exposure to residential real estate.

<center>12</center>

Fundrise

Fundrise is a leading real estate crowdfunding platform that offers investors access to a range of commercial real estate projects. They focus on providing diversified investment opportunities with low minimum investment requirements, making real estate investing accessible to a broader audience.

Roofstock

Roofstock is an online marketplace for buying and selling single-family rental properties. They provide investors with access to pre-vetted rental properties in desirable markets, along with property management services and data analytics tools to facilitate investment decision-making.

Landa

Landa offers a fractional real estate investment platform that allows investors to invest in commercial properties such as office buildings, retail centers, and multifamily developments. They emphasize institutional-quality assets and professional asset management to attract investors seeking exposure to commercial real estate.

In addition to these competitors, there are several other fractional real estate investment platforms in the market, each with its own unique value proposition and target audience. These competitors may have had greater financial resources, larger customer bases, or more established brand recognition than Here.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90836093	Here	Trademark, Service Mark	November 3, 2022	Dead	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Corey Ashton Walters	CEO, Founder and Chairman	- CEO and Founder of Here Investments Inc., February 2021 - Present - CEO and Co-Founder of Homeworthy Inc., December 2017 - October 2020

Biographical Information

Corey Ashton Walters: Prior to founding Here in 2021, Corey Walters co-founded Homeworthy in 2017, a technology enabled cloud real estate brokerage that served homeowners located in the states of Washington & Oregon. As of 2021, Homeworthy is no longer in operation.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). As of the date of this Form C-AR, 10,263,263 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,263,263*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*Includes 2,545,834 shares of common stock which remain subject to vesting requirements.

Other Outstanding Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreement for Future Equity) – Regulation D
Face Value	$7,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $2,400,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity) – Regulation D
Face Value	$242,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $3,000,000 Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity) – Regulation D
Face Value	$1,336,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity) – Regulation D
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000 Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity) – Regulation D
Face Value	$1,600,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity) – Regulation D
Face Value	$1,961,300
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity) – Regulation D
Face Value	$95,894
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000 Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity) – Regulation CF
Face Value	$1,198,220
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $1,850,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Type	Convertible Equity
Face Value	$185,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $1,850,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Equity which may dilute the Security.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

For additional information regarding the Company's outstanding SAFE securities, including information regarding SAFE Investor rights, valuation of SAFE securities, and risks to purchasers of the SAFE securities, see "Risk Factors—Risks Related to the Company's SAFE Securities."

Debt

As of the date of this Form C-AR, the Company has no outstanding indebtedness.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount Of Securities Sold	Issue Date	Use of Proceeds	Offering Exemption
SAFE	$285,500	07/2023	General Corporate Purposes (1)	Regulation D
SAFE	$95,894	07/2023	General Corporate Purposes (1)	Regulation D
SAFE	$1,198,220	07/2023	General Corporate Purposes (1)	Regulation CF
SAFE	$500,000	05/2023	General Corporate Purposes (1)	Regulation D
SAFE	$1,675,800	08/2022	General Corporate Purposes (1)	Regulation D
SAFE	$1,100,000	04/2022	General Corporate Purposes (1)	Regulation D
SAFE	$100,000	09/2021	General Corporate Purposes (1)	Regulation D
SAFE	$1,336,500	08/2021	General Corporate Purposes (1)	Regulation D
Convertible Equity	$185,000	05/2021	General Corporate Purposes (1)	Regulation D
SAFE	$242,500	05/2021	General Corporate Purposes (1)	Regulation D
SAFE	$7,500	03/2021	General Corporate Purposes (1)	Regulation D

(1) General corporate purposes includes: labor and hiring, customer acquisition, technology development and offering costs.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Corey Ashton Walters	10,000,000 shares of Common Stock	97.43%

Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Company Website

The Company's website is https://www.here.co. The information on the Company available on or through our website is not a part of this Form C-AR.

Company Employees

As of the date of this Form C-AR, the Company has 2 employees.

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Company had an aggregate of $1.3 million in cash and cash equivalents, leaving the Company with approximately 9 months of runway.

Liquidity and Capital Resources

In July 2023, the Company completed an offering pursuant to Regulation CF and raised $1.2 million. Here is currently in the process of transitioning its operations, with a focus on exploring alternative business models and opportunities for future growth. The specifics of this transition, including the direction and timeline, are currently under review by the Company's management team. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether our current runway will be sufficient to enable us to implement our strategy. See "BUSINESS—Description of the Business" for more information.

Capital Expenditures and Other Obligations

The Company does not have any outstanding commitments for capital expenditures or other obligations.

Historical Operations

Our company was organized in February 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $778,749.42 compared to the year ended December 31, 2022, when the Company had revenues of $1,263,075.38.

- *Assets*. As of December 31, 2023, the Company had total assets of $2,057,857.96, including $1,130,846.99 in cash. As of December 31, 2022, the Company had $2,012,188.58, including $2,294,630.11 in cash.

- *Net Loss*. The Company has had net losses of $1,811,928.63 and net losses of $2,311,741.04 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $ 6,642,351.83 for the fiscal year ended December 31, 2023 and $4,784,753.82 for the fiscal year ended December 31, 2022.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

See "BUSINESS—Description of the Business" above for information regarding the Company's change in business strategy.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

     None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
December 31, 2023

Here Investments Inc.



HERE INVESTMENTS INC.
Balance Sheets

	December 31, 2022 (Audited)	December 31, 2023 (Unaudited)
Assets		
Cash & Cash Equivalents	$ 2,294,630.11	$ 1,130,846.99
Due to Related Party	(459,713.53)	732,700.97
Investment in Subsidiary	177,272.00	194,310.00
Total Assets	**$ 2,012,188.58**	**$ 2,057,857.96**
Liabilities		
Accounts Payable	142,353.82	15,521.38
Safe Liability	4,642,400.00	6,626,830.45
Total Liabilities	**4,784,753.82**	**6,642,351.83**
Equity		
Net Income (loss)	(2,311,647.76)	(1,811,928.63)
Retained Earnings	(460,917.48)	(2,772,565.24)
Total Equity	**$ (2,772,565.24)**	**$ (4,584,493.87)**

The accompanying notes are an integral part of these financial statements.

HERE INVESTMENTS INC.
Statements of Operations

	December 31, 2022 (Audited)		December 31, 2023 (Unaudited)
Revenue			
Revenue - Other	$	13,569.71	$ 47,943.91
Revenue - Asset Management Fee		20,426.42	116,545.00
Revenue - Property Management Fee		43,487.09	171,260.51
Revenue - Sourcing Fee		1,185,592.16	443,000.00
Total Revenue		**1,263,075.38**	**778,749.42**
Expenses			
General & Administrative Expenses		112,162.87	252,386.77
Marketing & Advertising Expense		785,997.02	362,219.66
Other Expenses		299,981.82	22,536.01
Payroll & Related Expenses		1,765,050.52	1,640,349.99
Professional Services		611,624.19	313,185.61
Total Expenses		**3,574,816.42**	**2,590,678.04**
Net Income (loss)	$	**(2,311,741.04)**	$ **(1,811,928.63)**

The accompanying notes are an integral part of these financial statements.

HERE INVESTMENTS INC.
Statement of Changes in Stockholders' equity

Balance as of December 31, 2021 (Audited)	$	**(460,917.48)**
Net Income (loss)		(2,311,647.76)
Balance as of December 31, 2022 (Audited)		**(2,772,565.24)**
Net Income (loss)		(1,811,928.63)
Balance as of December 31, 2023 (Audited)	$	**(4,584,493.87)**

The accompanying notes are an integral part of these financial statements.

HERE INVESTMENTS INC.
Statements of Cash Flows

	December 31, 2022 (Audited)	December 31, 2023 (Unaudited)
Cash Flows From Operating Activities		
Net Loss	$ (2,311,647.76)	$ (1,811,928.63)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in related party	501,721.93	(1,192,414.50)
(Increase) Decrease in accounts payable	122,015.42	(126,832.44)
Net Cash Used In Operating Activities	**(1,687,910.41)**	**(3,131,175.57)**
Cash Flows From Investing Activities		
(Increase) Decrease in investments in subsidiary	(177,272.00)	(17,038.00)
(Increase) Decrease in fixed assets	318,550.63	-
Net Cash Used In Investing Activities	**141,278.63**	**(17,038.00)**
Cash Flows From Financing Activities		
Proceeds of issuance of SAFE instruments	2,770,800.00	1,984,430.45
Net Cash Used In Financing Activities	**2,770,800.00**	**1,984,430.45**
Net Change In Cash	**$ 1,224,168.22**	**$ (1,163,783.12)**
Cash at Beginning of Period	**$ 1,070,461.89**	**$ 2,294,630.11**
Cash at End of Period	**$ 2,294,630.11**	**$ 1,130,846.99**

The accompanying notes are an integral part of these financial statements.

Here Investments Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 (audited) and December 31, 2023 (unaudited)

1. Formation and Organization

Here Investments Inc. ("Here", the " Company") was incorporated in the State of Delaware on February 22, 2021. Here is a real estate investment platform that allows individual investors to have direct access to quality vacation rental estate investment opportunities and invest in individual vacation rental properties.

The Financial Statements are prepared on a consolidated basis. Here has the following related party relationships:
- Here is the Managing Member of Here Collection LLC
- Here PM is the Property Manager for each of the Series of Here Collection LLC

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Going Concern

The company's financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company's ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company's accompanying financial statements do not include any adjustments that might result from these uncertainties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Investments in Series

The Company records its investments in the launched Series using the equity method of accounting as it was determined that the Company has the ability to exercise significant influence, but does not have a controlling interest in the launched Series. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Series as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

As of December 31, 2022 and December 31, 2023, cash and cash equivalents of the company were approximately $2,294,630, and $1,130,847 respectively.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income tax represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Revenue Recognition

Service Fee:

A portion of the proceeds will be paid to our Managing Member as a service fee. The service fee represents a fee payable in connection with the search and negotiation of the property purchase and coordination of the work needed to prepare the property for rental. Our Managing Member determines this fee and sets the amount between 10-15% of the contractual purchase price of the relevant property acquired by the Series plus 10-15% of the anticipated costs of repairs and furnishings (but not capital expenditures) required to prepare the property for listing and rent.

Asset Management Fees

On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, the Series shall pay the Managing Member an asset management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Asset Value as of the last day of the immediately preceding quarter.

"Asset Value" at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm's length transaction, determined by the Managing Member in its sole discretion.

Property Management Fees

Pursuant to a property management agreement with the Property Manager, each Series will pay, monthly, a property management fee to the Property Manager, a controlled affiliate of our Managing Member, equal to a percentage (as specified in the Property Management Agreement) of the Gross Receipts received by the Series during the immediately preceding month. We and Here generally seek to set these fees to be comparable to prevailing market rates for the management of vacation rental properties in the relevant geographic area. These fees are expected to range from 25% to 40% of the Gross Receipts of the Series.

Rental Revenue

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of the resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the combined financial statements.

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share ("EPS") is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. SAFE Equity Agreement and Equivalents

The Company has entered into a Simple Agreement for Future Equity ("SAFE") with investors to raise capital for its business operations. The SAFE is a financial instrument that provides the investor with the right to obtain shares of the Company's common stock in the future, upon the occurrence of certain trigger events.

The SAFE does not represent an equity interest in the Company, nor does it confer any ownership rights or voting rights to the investor. The SAFE is an agreement to issue shares of common stock to the investor at a future date, subject to the terms and conditions of the agreement.

The Company has evaluated the SAFE and determined that it should be accounted for as a liability, rather than as equity, in accordance with accounting principles generally accepted in the United States. The liability is recognized at the fair value of the consideration received, and is subsequently re-measured at fair value at each reporting period.

As of the balance sheet date, the Company has recognized a liability related to the SAFE in the amount of $4,642,400 and $6,626,8430 which represents the fair value of the consideration received from the investors as of December 31, 2022 and December 31, 2023. Changes in the fair value of the liability are recognized in the Company's income statement in the period in which they occur.

The SAFE contains certain provisions that may result in an adjustment to the number of shares to be issued or the price per share, in the event of subsequent equity issuances or other events specified in the agreement. These provisions are accounted for in accordance with accounting principles generally accepted in the United States.

The Company has disclosed the terms of the SAFE in the footnotes to its financial statements in accordance with accounting principles generally accepted in the United States. The disclosure includes a description of the trigger events that will result in the issuance of shares, the terms and conditions of the agreement, and the fair value of the liability at the balance sheet date.

5. Related Party Transactions

Each Series of Here Collection LLC entered into, or is expected to enter into, a separate Property Management Agreement with the Company. In performing its duties, the Company will hold cash, pay bills and collect revenues for each of the Series.

The related party balance as of as of December 31, 2022, the related party balance was approximately $459,713 owed to the Series from the Company and as of December 31, 2023 was approximately $732,701 owed to the Company.

The company also makes investments in each of the Series. The total amount invested at December 31, 2022 and December 31, 2023 were $177,272 and $194,310, respectively.

6. Commitments and Contingencies

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

7. Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through April 29, 2024.

On January 3, 2024, Here Investments Inc. (the "Managing Member") determined to shut down the Here fractional investment platform. The Managing Member will list each Series property for sale, and once sold, we will be returning the net proceeds to the applicable investors in each of our Series. As of the date of this annual report, 10 of the Series properties have been sold.